UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934


                         FOR THE MONTH OF AUGUST, 2013

                       COMMISSION FILE NUMBER: 000-29832

                                    --------

                     AUSTRALIAN-CANADIAN OIL ROYALTIES LTD.
                (Translation of registrant's name into English)


                         1301 AVENUE M, CISCO, TX 76437
                    (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [X]    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes             No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .

The information contained in Exhibits 99.1 and 99.2 of this Form 6-K are incorporated by reference as additional exhibits to the registrant's registration statement on Form S-8: File No. 333-153684.



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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          AUSTRALIAN-CANADIAN OIL ROYALTIES LTD.

Date:    August 21, 2013  By:             /s/ JESSE MEIDL
                                          ----------------
                                          Name:    Jesse Meidl
                                          Title:   Director








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                                 EXHIBIT INDEX

EXHIBIT NO. DESCRIPTION

   99.1 Notices of Meetings and Joint Information Circular and Proxy Statement for the Special Meeting of Shareholders of International TME Resources Inc. and for the Special Meeting of Shareholders of Australian-Canadian Oil Royalties Ltd. with Respect to a Proposed Arrangement Involving International TME Resources Inc. and Its Shareholders.

99.2 Instrument of Proxy for the Special Meeting of Shareholders of Common Shares of Australian-Canadian Oil Royalties Ltd. to be held on September 16, 2013.